

cm
2\9

04014416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

AM 2-8-2005

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response......12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

DEC 2 8 2004

DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 16712

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/03___ AND ENDING ___09/30/04___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vanderbilt Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

445 Broadhollow Road, Suite 400
                              (No. and Street)

Melville   NY   11747
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Distante   (631) 845-5100
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dennis W. Glick & Associates, PC
                    (Name – if individual, state last, first, middle name)

3993 Huntingdon Pike, Suite 201 Huntingdon Valley, PA 19006
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 1 0 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _Stephen A. Distante, CEO_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Vanderbilt Securities, LLC__ , as of _September 30_ , 20 _04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

_____
Notary Public

CEO
_____
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INDEPENDENT AUDITOR'S REPORT

To The Stockholders
Vanderbilt Securities, LLC
Melville, New York

We have audited the accompanying statement of financial condition of Vanderbilt Securities, LLC as of September 30, 2004, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Vanderbilt Securities, LLC as of September 30, 2004, and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Huntingdon Valley, Pennsylvania
December 20, 2004

VANDERBILT SECURITIES, LLC

Statement of financial condition

September 30,	2004
Assets	
Cash and cash equivalents	$122,722
Commissions receivable	127,081
Due from clearing agent	15,404
Deposits	7,500
Prepaid expenses	5,220
Total current assets	277,927
Goodwill	150,000
Total assets	$427,927
Liabilities and partners' capital	
Liabilities	
Commissions payable	$133,866
Accounts payable and accrued expenses	6,707
Total liabilities	140,573
Stockholders' equity	
Common stock, issued, authorized and outstanding 100 shares	30,100
Additional paid in capital	345,701
Retained earnings	(88,447)
Total stockholders' equity	287,354
Total liabilities and stockholders' equity	$427,927

The accompanying notes are an integral part of these financial statements

VANDERBILT SECURITIES, LLC

Statement of operations

For the year ended September 30,	2004
Revenues	
Commission income	$3,990,551
Other income	686,871
Total revenues	4,677,422
Expenses	
Administrative fees	1,245,776
Clearing corporation transactions and related costs	308,873
Commissions	3,155,382
Registration and license	27,743
Office expenses	3,057
Professional fees	25,038
Total expenses	4,765,869
Net (loss)	$ (88,447)

The accompanying notes are an integral part of these financial statements

VANDERBILT SECURITIES, LLC

Statement of changes in stockholders' equity

For the year ended September 30,	2004
Balance, beginning of period	$ 0
Common stock	30,100
Additional paid in capital	345,701
Net loss	(88,447)
Balance, end of period	$287,354

The accompanying notes are an integral part of these financial statement

Statement of cash flows

For the year ended September 30,	2004
Cash flows from operating activities	
Net loss	$ (88,447)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	(149,985)
Prepaid expenses	(5,220)
Increase (decrease) in:	
Commissions payable	133,866
Accounts payable and accrued expenses	6,707
Net cash used in operating activities	(103,079)
Cash flows from financing activities	
Capital contributions	375,801
Net cash provided by financing activities	375,801
Cash flows from investing activities	
Purchase of goodwill	(150,000)
Net cash used by investing activities	(150,000)
Net increase in cash	122,722
Cash and cash equivalent - beginning of period	0
Cash and cash equivalent - end of period	$122,722
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ 375

The accompanying notes are an integral part of these financial statements

7

Organization and Nature of Business

Vanderbilt Securities, LLC (the "Company") operates in New York as an introducing securities broker-dealer in which securities transactions orders for customers are placed through a clearing agent (Bear- Stearns) on a fully disclosed basis. The Company does not hold securities on behalf of customers and did not carry margin accounts at the year end.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Summary of Significant Accounting Policies

Marketable securities owned are valued at market value. The resulting differences between cost and market are included in the statements of operations.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits held at financial institutions and money market funds with its clearing broker.

As of September 30, 2004, the Company has a net operating loss carryforward for federal tax purposes of $88,447 that expires in 2023. These losses can be used to offset future taxable income.

Commissions Receivable and Payable

Commissions receivable from and payable include commission amounts not yet received from the clearing agent and payable to registered representatives.

Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital many not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2004 the Company had net capital of $132,134, which was $82,134 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.06 to 1.

Financial instruments with off-balance sheet risk

In the normal course of business, the Company executes, as agent, transactions on benefit of customers. If the agency transactions do not settle because of failure to perform by either the customer or counterparty, the company may be obligated to discharge the obligations of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by the customers or counterparties in the above situations. The Company policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Fair value of financial instruments

As of September 30, 2004, the estimated fair values of the Company's financial instruments and significant assumptions made in determining fair values are as follows:

> Cash and cash equivalents, loans payable, commission payable, and accrued expenses: The amounts reported in the Statement of Financial Condition approximate fair values due to the short-term maturities of these instruments.

Concentrations and credit risk

The Company places its cash with high quality financial institutions. At times, such amount may be in excess of the FDIC insurance limits.

The Company uses a single clearing broker to process all its transactions and maintain all its accounts. There are other clearing brokers available for the Company's use.

Computation of Net Capital, Pursuant to Rule 15c3-1

September 30,	2004
Computation of Net Capital	
Stockholders' equity from statement of financial condition	$287,354
Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Total capital and allowable subordinated liabilities	287,354
Deduction and/or charges:	
Total nonallowable assets	155,220
Net capital before haircuts on securities positions	132,134
Haircuts on securities positions	0
Net Capital	**$132,134**
Computation of Basic Net Capital Requirement	
Minimum net capital required, 6-2/3% of $140,573 pursuant to Rule 15c3-1	$ 9,362
Minimum dollar net capital requirements of reporting broker/dealer	50,000
Net capital requirement	50,000
Excess net capital	$ 82,134
Computation of Aggregate Indebtedness	
Total liabilities from statement of financial condition	$140,573
Ratio: Aggregate indebtedness to net capital	1.06 to 1

The accompanying notes are an integral part of these financial statements

Statement Pursuant to Rule 17a-5(d)(4)

September 30, _____ 2004

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II(a) of the Form X-17a-5 was not prepared as there are no material differences between the Company's computation of net capital and computation contained herein.

September 30, _____ 2004

The Company claims exemption from the requirement of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

VANDERBILT SECURITIES, LLC

Computation for Determination of Reserve Requirements under Rule 15C3-3

September 30,   2004

The Company claims exemption from the requirements of Rule15c3-3 under Section (k)(2)(ii) of the Rule.

DENNIS W. GLICK & ASSOCIATES, P.C.

Certified Public Accountants

SUITE 201 • HUNTINGDON PLAZA
3993 HUNTINGDON PIKE
HUNTINGDON VALLEY, PA 19006
(215) 947-5474
Fax: (215) 947-9706

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholders
Vanderbilt Securities, LLC
Melville, New York

In planning and performing our audit of the financial statements of Vanderbilt Securities, LLC for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices referred to in the preceding paragraph, and to assess whether those practices can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Huntingdon Valley, Pennsylvania
December 20, 2004